                                   Exhibit 1
                                   ---------
RFM News Release
                                    Contacts:  RF Monolithics, Inc.
                                               David M. Kirk
                                               President and CEO
                                               972-233-2903

                                               Carol Bivings
                                               972-448-3767

         RF MONOLITHICS REPORTS FOURTH QUARTER AND FISCAL 2000 RESULTS

DALLAS, TEXAS, (October 18, 2000) RF Monolithics, Inc. [NASDAQ:RFMI] today reported sales for the fourth quarter ended August 31, 2000, were $13.0 million compared with sales of $12.3 million in the fourth quarter of the prior year. Sales for the year ended August 31, 2000, were $47.3 million compared with sales of $51.3 for the year ended August 31, 1999.

Net loss for the fourth quarter ended August 31, 2000, was $1.2 million, or a loss of $.20 per diluted share, compared to a net loss of $1.7 million, or $0.29 per diluted share, for the fourth quarter of the prior year. The loss in the current quarter included approximately $.03 per share of litigation and unusual legal expenses. Without these unusual expenses the loss for the quarter would have been $.17 per diluted share, compared to $.18 in the prior quarter. Net loss for the year ended August 31, 2000, was $7.6 million or $1.26 per diluted share, compared to net income of $729,000 or $0.12 per diluted share for the prior year.

President and CEO of RF Monolithics, Inc., David Kirk commented, "We are glad to report strong bookings of approximately $15 million for the quarter which provides opportunity for increased sales in our first quarter. We believe these bookings will allow us to break the cyclical pattern of reporting significantly lower sales revenue in the first quarter than in prior fourth quarter. The most encouraging aspect of our booking rate was our success in obtaining orders for our new products, specifically the oscillator products for the optical networking market, 2nd Generation Virtual Wire Radio Systems products, and filter products for a new major telecommunications customer. We incurred significant litigation and unusual legal expense in the quarter; but can now report all the legal issues involved have been settled and we can return our full focus to our recovery plan." Mr. Kirk further commented, "We are confident that our recovery plan is on track and we should experience long-term margin improvements through our offshore initiatives, the shift to our new higher margin products, and our focused efforts for manufacturing process improvements. If we realize these long-term margin improvements, we should experience significantly improved operating results in fiscal year 2001."

Quarter Highlights:

 . Reported the strongest backlog in Company history at $17 million compared to $7 million in backlog at the end of the prior year.

 .  Significant bookings for Frequency Control Modules which include our Optical
   Products. The bookings include orders from a leading high speed router supplier for a DIP style oscillator and an NRE to fund development of a surface mount version of this patented technology. We also received an NRE order from a major telecommunication equipment supplier, for an optical timing product for use in an OC768 backbone system.

 . A new customer, who is a major international GSM base station supplier, represented 25% of filter bookings for the quarter.

 . Booked our first production orders for three different applications for our 2nd Generation Virtual Wire Radio Systems products, which include RFID tagging, wireless internet meter reading and a consumer sports application.

 . The Company incurred a significant amount of litigation and unusual legal expense in the quarter, primarily related to the settlement of two unrelated issues. These matters are now settled and the net result will be significant inflow of cash in the first quarter of fiscal year 2001.

 . Signed contracts with two partners for offshore manufacturing of our TO39 component and filter products. We anticipate production starting in the Month of October and expect the transition to offshore manufacturing for these product lines to be completed by Q3 fiscal year 2001.

RFM, headquartered in Dallas, Texas is a leading developer, manufacturer and supplier of a broad range of radio frequency components and modules based on surface acoustic wave technology for the automotive, computer, consumer, industrial and telecommunications markets worldwide.

This news release contains forward-looking statements that involve risks and uncertainties; these statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. These risk and uncertainties include, but are not limited to, timely development, acceptance and pricing of new products, timely implementation of manufacturing processes and transition to offshore manufacturing, difficulty in obtaining production material and labor, the potential transition to value added products, the impact of competitive products and pricing, general economic conditions as they affect the Company's customers, as well as the other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended August 31, 1999.

                                                      RFM Financial News Release
                                                      --------------------------

                              RF Monolithics, Inc.
                         Condensed Statements of Income
                    (In Thousands, Except Per Share Amounts)


                                               Three Months Ended                Twelve Months Ended
                                                    August 31,                         August 31,
                                             2000             1999              2000             1999
                                       --------------   --------------    --------------   --------------
                                                  (Unaudited)                         (Unaudited)

     Sales                                    $13,044          $12,348          $ 47,256          $51,297

     Cost of sales                             11,025           10,833            43,250           35,950
                                       --------------   --------------    --------------   --------------
        Gross profit                            2,019            1,515             4,006           15,347
                                       --------------   --------------    --------------   --------------

     Research and development                   1,180            1,889             4,700            5,697

     Sales and marketing                        1,557            1,419             6,047            5,415

     General and administrative                   830              917             3,546            3,092

     Litigation and unusual legal                 301                0               301                0
                                       --------------   --------------    --------------   --------------
        Operating expenses                      3,868            4,225            14,594           14,204
                                       --------------   --------------    --------------   --------------

        Income (loss) from operations          (1,849)          (2,710)          (10,588)           1,143

     Other income (expense), net                 (206)             (59)             (634)            (145)
                                       --------------   --------------    --------------   --------------

        Income (loss) before income
          taxes                                (2,055)          (2,769)          (11,222)             998

     Income tax (benefit) expense                (818)          (1,068)           (3,614)             269
                                       --------------   --------------    --------------   --------------
        Net (loss) income                     $(1,237)         $(1,701)         $ (7,608)         $   729
                                       ==============   ==============    ==============   ==============
     Earnings (loss) per share:

        Basic                                 $  (.20)         $  (.29)         $  (1.26)         $   .13
                                       ==============   ==============    ==============   ==============

        Diluted                               $  (.20)         $  (.29)         $  (1.26)         $   .12
                                       ==============   ==============    ==============   ==============

     Weighted average common
        shares outstanding:

        Basic                                   6,191            5,864             6,046            5,783
                                       ==============   ==============    ==============   ==============

        Diluted                                 6,191            5,864             6,046            5,932
                                       ==============   ==============    ==============   ==============


                                     More

                                                      RFM Financial News Release
                                                      --------------------------

                        RF Monolithics, Inc.
                      Condensed Balance Sheets
                           (In Thousands)

                                                    August 31,   August 31,
                                                      2000          1999
                                                      ----          ----
                                                  (Unaudited)
ASSETS

Cash, cash equivalents and short-term investments   $ 4,085       $ 5,188

Accounts receivable, net                              9,868        10,840

Inventories                                          11,176        11,593

Other current assets                                  3,209         2,706
                                                    -------       -------

   Total current assets                              28,338        30,327

Net property and equipment                           14,063        17,645

Other assets                                          3,366           536
                                                    -------       -------

   Total                                            $45,767       $48,508
                                                    =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities                                 $15,313       $12,941

Long-term debt                                           68            68
                                                    -------       -------

   Total liabilities                                 15,381        13,009

Stockholders' equity                                 30,386        35,499
                                                    -------       -------

   Total                                            $45,767       $48,508
                                                    =======       =======


                                      End